CHNG	China Natural Gas, Inc. 19th floor, Building B, van Metropolis,Tangyan RD,Hi-techZone,Xi’an 710065,ShaanxiProvince P.R. China

By Facsimile and International Courier

Date: December 23, 2008

Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Response to SEC’s comments on China Natural Gas, Inc’s Form 10-K for fiscal year ended December 31, 2007 and Form 10-Q for fiscal year ended June 30, 2008 (File No. 0-31539)

Dear Mr. Mew:

We submitted this letter for the purpose of replying to your comments, which we received on October 16th, 2008. We made an extension request on October 30th, 2008 because of the intensity of business information involved.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.  We also enclosed the marked copies of amendment for your convenience to review our responses, which are described below:

Form 10-K for the fiscal year ended December 31, 2007
Item 7. Management’s Discussion and Analysis or Plans of Operation, page 18
Overview, page 18

1.
We refer you to paragraph four. Please consider expanding your discussion to describe the pipeline’s daily throughput capacity and the cubic meters of compressed natural gas (CNG) pumped by the filling stations or other applicable operating data that is relevant to a better understanding of your business prospects for the periods presented.

www.naturalgaschina.com

CHNG	China Natural Gas, Inc. 19th floor, Building B, van Metropolis,Tangyan RD,Hi-techZone,Xi’an 710065,ShaanxiProvince P.R. China

We expanded our discussion to describe the pipeline’s daily throughput capacity and the volume of CNG pumped by the fueling stations in the 10-K and 10-Q filings. Please refer to the page 18 and page 26 of attached 10-K and 10-Q, respectively.

Consolidated Results of Operations, page 20
2.
When providing discussions of the overall year over year dollar and percentage changes in revenue and cost of sales we remind you to discuss the quantitative and qualitative factors and other financial measures as necessary to better understand the material underlying reasons for these changes. See SEC Release No. 33-8350. For example please expand future discussions including the following:

▪	The purchase and sales, in both quantity and values, of natural gas for the pipeline network and CNG in filling stations;
▪	Transportation costs per million cubic meters or another applicable measurement; and
▪	Filling station financial metrics such as average station sales and opening costs per stations for each comparative period.

We expanded our discussion in the periodic comparison of revenue and cost of sales. The financial measures we used included (1) the sales of natural gas for pipeline network and fueling stations, (2) transportation cost per million cubic meters, and (3) average stations sales and opening costs per station. Please refer to page 20 and 21 of attached 10-K as well as page 28 and 30 of attached 10-Q.

Item 8. Financial Statements and Supplementary Data, page 24
Consolidated Balance Sheets, page F-3

3.
In future filings, please re-label line item “other receivable’ as “other receivables from related parties” or other similar caption, as applicable. We refer you to your disclosure of the nature of the receivables on page F-10.

We re-labeled “other receivable” as “other receivable-employee advances” in the 10K and 10Q filings, and will maintain this representation for future filings. Please refer to page F-3 and F-10 of attached 10-K and page 2 and 8 of attached 10-Q.

www.naturalgaschina.com

CHNG	China Natural Gas, Inc. 19th floor, Building B, van Metropolis,Tangyan RD,Hi-techZone,Xi’an 710065,ShaanxiProvince P.R. China

4.
We note you have recorded the forward currency contract fair value amount $3,055,505 within cash and cash equivalent as of December 31, 2007. Please tell us in detail the significant terms of the contract. Explain to us why it is appropriate under GAAP in classifying it as cash and cash equivalents given the fact that its value changes over time and you recognized the changes in earnings. Refer to paragraph 8.a and 8.b of SFAS No. 95.

We entered into a 15 days foreign currency contract (Japanese Yen/US Dollars) on December 25, 2007 with Bank of China. According to the contract, the cash deposit is required to be no less than 10% of the principal amount and a margin call notice will be sent to us if there is more than 50% unrealized loss on our deposit.

In addition, the Company has a cash equivalents policy stated as follow in the 12/31/07 Footnotes:

"Cash and cash equivalents include cash on hand and cash in banks maintained with state owned with the PRC and the United States. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents"

Paragraph 8.a and 8.b of SFAS No. 95 state clearly that cash equivalents are short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash and (b) so near their maturity that they present insignificant risk of changes in value because of changes of interest rates. SFAS 95 also states that generally only investments with original maturity of three months or less qualify under that definition.

Because the term of forward contract is only 15 days, less than three months which is required by our accounting policy and SFAS 95, and the known cash amount we would receive from Bank of China without risk as of December 31, 2007, we decided to record the fair value amount of this foreign currency contract within cash and cash equivalents. We did not record any gain/loss on this transaction.

www.naturalgaschina.com

CHNG	China Natural Gas, Inc. 19th floor, Building B, van Metropolis,Tangyan RD,Hi-techZone,Xi’an 710065,ShaanxiProvince P.R. China

Consolidation Statements of Stockholders’ Equity, page F-5

5.
We note the presentation of the cashless exercise of the warrants in 2006. However, it appears you reflected the cash proceeds of $1,050,001 received on the same exercise in the cash flow statement on page F-6. Please revise your description of the transaction in the consolidated statements of stockholders’ equity or advise us.

We revised our description of the cashless exercise transaction in the 10-K filing. Please refer to F-5 of attached 10-K.

Notes to Consolidated Financial Statements, page F-7

General

6.
Please tell us why the business lines you described on page 2 are not disclosed as reportable segments in accordance with the provisions of SFAS No. 131. To support your conclusion, identify for us all of your operating segments in accordance with paragraph 10 of the SFAS No. 131. If you relied on paragraph 17 of SFAS No. 131 in aggregating them, explain to us in detail how you applied the GAAP literature in your aggregation. We may have further comments.

As of December 31, 2007, the company has three business units: CNG (compress natural gas) fueling stations business, pipeline network business and vehicle conversion business. All of these three business units generate revenue individually but share headquarter properties and equipments to incur general and administration expense. Although the result of each business unit is regularly reviewed by the chief operating decision maker, discrete financial information is not available (except for vehicle conversion business which is run through an independent subsidiary). Therefore, those three business are not fully within the definition of operating segment in paragraph 10 of the SFAS No. 131

In order to provide readers with clear pictures about our business, we report our revenue segments depending on the nature of product and production process according to paragraph 17 of SFAS No. 131. Because we purchase and sell the same product, natural gas, through our CNG fueling stations and pipeline network businesses, we combine natural gas sales from these two businesses. In addition, as we generate installation revenue, which has very different gross margin and production process from other businesses, from pipeline network business, we separately report the installation revenue from our natural gas revenue. Lastly, in 2007, the vehicle conversion revenue only accounts for around 2.6% of total revenue, which is less than 10% threshold according to paragraph 18 of SFAS No. 131, so we reported conversion revenue with installation revenue together instead of separately.

www.naturalgaschina.com

CHNG	China Natural Gas, Inc. 19th floor, Building B, van Metropolis,Tangyan RD,Hi-techZone,Xi’an 710065,ShaanxiProvince P.R. China

Revenue Recognition, page F-13

7.	In future filings please revise this policy to state revenue recognized in accordance with, not in compliance with, Staff Accounting Bulletin No. 104.

We revised our statement in revenue recognition policy and will maintain the same revised statement in future filings. Please refer to page F-13 and page 11 of attached 10-K and 10-Q, respectively.

Item 9A(T) Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

8.
We note your chief executive officer’s and your chief financial officer’s statements that “our disclosure controls and procedures were satisfactory subject to the following.” It does not appear your certifying officers have reached a conclusion your disclosure controls and procedures were either effective or ineffective. Please confirm to us and revise in future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as of year end and as of June 30, 2008.

We revised our conclusion regarding the effectiveness of our disclosure controls and procedures as of December 31. 2007 and as of June 30, 2008. Our disclosure controls and procedures were effective for both periods as we hired outside qualified consultant to assist the management in reviewing the financial reporting disclosures. We will present clear conclusions in future filings. Please refer to page 25 and page 35 of attached 10-K and 10-Q, respectively.

www.naturalgaschina.com

CHNG	China Natural Gas, Inc. 19th floor, Building B, van Metropolis,Tangyan RD,Hi-techZone,Xi’an 710065,ShaanxiProvince P.R. China

Management’s Annual Report on Internal Control over Financial Reporting, page 25

9.
Please advise us and revise your future filings to disclose whether or not internal control over financial reporting is effective as of the end of the period covered by the report. See Item 308(T)(a)(3) of Regulation S-K.

We revised our conclusion regarding the effectiveness of our internal control over financial reporting. Our internal control over financial reporting was effective as of December 31, 2007 due to the hiring of external qualified consultants. We will present clear conclusions in future filings. Please refer to page 25 of attached 10-K.

10.	If true, please also expand your disclosure to state whether the (a) inadequate U.S. GAAP expertise and (b) lack of qualified resources for internal audit were identified as material weaknesses.

In the 2007 10K filing, we expanded our disclosure to state the inadequate U.S. GAAP expertise and the lack of qualified resources for internal audit was not recognized as a material weakness but significant deficiencies.  We were able to remediate our inadequate GAAP expertise by engaging qualified consultants. Additionally, we plan to establish an internal audit group, but due to lack of local talent, have not yet established the group.  We will maintain the expanded disclosure in future filings. Please refer to page 26 of attached 10-K.

Form 10-Q for the period ended June 30, 2008

Cover

11. Please tell us and provide support as to how you determined and concluded you were a non-accelerated filer as of the date you filed this filing while you were a smaller reporting company as of December 31, 2007.

According to Rule 12b-2 of Securities and Exchange Act 1934, the accelerated filer is defined as an issuer meeting the following conditions as of the end of its fiscal year:

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CHNG	China Natural Gas, Inc. 19th floor, Building B, van Metropolis,Tangyan RD,Hi-techZone,Xi’an 710065,ShaanxiProvince P.R. China

(i)
The issuer had an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $75 million or more, but less than $700 million, as of the last business day of the issuer's most recently completed second fiscal quarter;

(ii)	The issuer has been subject to the requirements of section 13(a) or 15(d) of the Act (15 U.S.C. 78m or 78o(d)) for a period of at least twelve calendar months;

(iii)	The issuer has filed at least one annual report pursuant to section 13(a) or 15(d) of the Act; and

(iv)	The issuer is not eligible to use the requirements for smaller reporting companies in Part 229 of this chapter for its annual and quarterly reports.

As of June 30, 2008, our estimated number of shares of freely trading stock is 15,270,492, so the public float is around $91.6 million ($6.0 per share as of June 30, 2008), which is higher than $75.0 million. In addition, the company also met other conditions as of June 30, 2008. However, Rule 12b-2 clearly says that the accelerated filer is defined as of the end of its fiscal year, which is December 31, 2008 for us.

Because the rule is unclear, our SEC legal counsels spoke with SEC and confirmed the following clarification:

▪	At the end of 2007 the Company filing the 10-KSB would not be considered an "accelerated filer."
▪	For 2008, the 10-Qs would not have to be filed on an accelerated basis.
▪	However, the company will have to make a determination at the end of 2008 to see if it would be considered an accelerated filer at that time.

Therefore, we concluded that we were non-accelerated filer as of June 30, 2008 but will become an accelerated filer as of December 31, 2008.

Exhibits 31.1 and 31.2

www.naturalgaschina.com

CHNG	China Natural Gas, Inc. 19th floor, Building B, van Metropolis,Tangyan RD,Hi-techZone,Xi’an 710065,ShaanxiProvince P.R. China

12. Please revise your interim filing to include the complete certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

We revised our 10Q filing to include the complete certifications exactly asset forth in Item 601(b)(31)(i) of Regulation S-K. Please refer to page 49 of attached 10-Q.

Finally, per your request, below is the company’s statement acknowledging:

▪	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

You may contact me at (86) 29-8832-7391 or richard.wu@naturalgaschina.com if you have any questions regarding related matters.

Sincerely,

Richard Peidong Wu
Chief Financial Officer
China Natural Gas, Inc